12012103

KW 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2012 Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N-2
(No. and Street)

Bloomington	Illinois	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grizzle — 309-766-2558 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606-2807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, David Grizzle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Beverly A. Baley
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/19/12

Signature

Assistant Secretary/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Schedules
December 31, 2011 and 2010

pwc

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Schedules December 31, 2011 and 2010

State Farm VP Management Corp.
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

State Farm VP Management Corp.
Statements of Financial Condition
December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 44,595,000	$ 31,114,331
Receivable from funds for 12b-1 fees	1,378,010	1,332,700
Receivable from Parent	2,036,947	2,111,717
Receivables from other affiliates and associated partnership	840,869	934,883
Prepaid commission expense	2,756,028	3,321,549
Deferred tax assets, net	19,357,415	14,705,063
Other assets	470	8,900
Total assets	$ 70,964,739	$ 53,529,143
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$ 22,797,816	$ 19,217,237
Other payables	1,459	4,139
Total liabilities	$ 22,799,275	$ 19,221,376
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid-in capital	237,190,000	204,190,000
Accumulated deficit	(189,034,536)	(169,892,233)
Total stockholder's equity	48,165,464	34,307,767
Total liabilities and stockholder's equity	$ 70,964,739	$ 53,529,143

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Operations
Years Ended December 31, 2011 and 2010

	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue		
Commissions		
Retail funds	$ 24,484,245	$ 23,807,594
Variable Products funds	3,181,577	3,663,310
Phoenix Home Life	1,099,393	1,289,080
529 Plans	1,656,237	1,406,620
Service Fees - 529 Plans	287,806	238,147
12b-1 fees	16,325,200	14,336,737
Other income	2,548	6,876
Total revenue	$ 47,037,006	$ 44,748,364
Expenses		
Commissions		
Retail funds	$ 20,020,162	$ 19,347,093
Variable Products funds	2,772,637	3,242,670
Phoenix Home Life	668,268	969,299
529 Plans	835,740	707,464
Administrative expense - Insurance Placement Services, Inc.	411,439	429,974
Agency incentives and bonuses - Retail funds	6,551,775	6,816,506
Agency incentives and bonuses - Variable Products funds	408,940	420,639
Agency incentives and bonuses - Phoenix Home Life	19,687	(110,193)
Department salaries and benefits	23,031,082	25,262,945
Other allocated shared company expenses	5,942,144	5,039,809
Advertising and marketing	9,008,267	5,246,122
General and administrative and other	2,474,894	1,984,080
Office equipment and rent	1,800,978	1,827,130
Regulatory fees	2,152,080	2,218,039
Systems support and maintenance	439,476	682,119
Total expenses	$ 76,537,569	$ 74,083,696
Loss before income taxes	(29,500,563)	(29,335,332)
Income tax benefit	10,358,260	9,985,359
Net loss	$ (19,142,303)	$ (19,349,973)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2009	$ 10,000	$ 179,190,000	$ (150,542,259)	$ 28,657,741
Contribution of capital from parent	-	25,000,000	-	25,000,000
Net loss	-	-	(19,349,973)	(19,349,973)
Balance at December 31, 2010	$ 10,000	$ 204,190,000	$ (169,892,233)	$ 34,307,767
Contribution of capital from parent	-	33,000,000	-	33,000,000
Net loss	-	-	(19,142,303)	(19,142,303)
Balance at December 31, 2011	$ 10,000	$ 237,190,000	$ (189,034,536)	$ 48,165,464

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities		
Net loss	$ (19,142,303)	$ (19,349,973)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in receivable from funds for 12b-1 fees	(45,310)	(198,366)
Decrease in receivable from Parent	74,770	63,837
Decrease in receivable from other affiliates and associated partnership	94,014	1,619,115
Decrease in prepaid commission expense	565,521	806,613
Increase in deferred tax asset	(4,652,352)	(3,769,153)
Decrease (increase) in other assets	8,430	(8,872)
Decrease (increase) in payable to affiliates and other payables	3,577,899	(1,188,926)
Net cash used in operating activities	(19,519,331)	(22,025,725)
Cash flows from financing activities		
Contribution from parent	33,000,000	25,000,000
Net cash provided by financing activities	33,000,000	25,000,000
Net increase in cash and cash equivalents	13,480,669	2,974,275
Cash and cash equivalents		
Beginning of year	31,114,331	28,140,056
End of year	$ 44,595,000	$ 31,114,332
Supplementary Information		
Cash paid for taxes	-	-

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates; State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company also distributes retail mutual funds to the general public. The 15 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund, State Farm LifePath 2040® Fund and State Farm LifePath 2050® Fund.

To fund ongoing operations, the Company received additional capital contributions of $33 million from SFIMC during 2011 (2010: $25 million). SFIMC has committed to fund additional capital contributions as needed during 2012 while the Company remains in a net operating loss position.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products. The Company ceased distribution of new variable annuities and variable life products for Phoenix Home Life on March 5, 2009; however, the Company will continue to service these variable annuities and variable life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents, which represent investments with original maturities of three months or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Fair value is defined as the price that would be received upon selling an investment in a timely transaction to an independent buyer in the principle or most advantageous market of the investment. The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are summarized below:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical securities in active markets.
- Level 2 – Observable inputs other than quoted prices included in level 1 such as quoted prices for similar securities; interest rates, prepayment schedules, and credit risk for fixed income securities; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs including the Company's own assumptions in determining the fair value of investments.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2010
Money Market Funds	$31,114,331	-	-	$31,114,331

	Level 1	Level 2	Level 3	Total 12/31/2011
Money Market Funds	$44,595,000	-	-	$44,595,000

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2011 and 2010.

c. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

d. Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuity and life insurance sales and mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by

2. Significant Accounting Policies - continued

the Company. Class B and Legacy Class B shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale; however, the commission expense is amortized over a six-year period to correlate with the additional revenue resulting from the larger 12b-1 fee that is assessed on these shares for the first eight years from the purchase date. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statements of Operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statements of Operations.

Under the selling agent agreement with Oppenheimer, commission income on Oppenheimer 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

e. The Company recognizes income for 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged 12b-1 fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

f. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

The Company joins with SFMAIC in the filing of a consolidated Federal income tax return. Intercompany Federal income tax balances are settled as follows: 1) intercompany federal income tax receivable or payable that is related to the current year is settled within ninety (90) days of recognition; 2) any refund of prior year Federal income tax is settled within thirty (30) days of receipt of the refund by SFMAIC; and 3) any payment of prior year Federal income tax is settled within thirty (30) days of payment by SFMAIC.

The Company files state income tax returns in 46 states and the District of Columbia ("D.C."). In 23 of those states and D.C., the Company is required to join affiliated companies in a combined/consolidated filing. In 3 of the 24 combined/consolidated states (Arizona, Florida, and Illinois), the Company will not incur any current tax expense in a profitable year until the Company's taxable income exceeds the accumulated net operating losses that have been utilized in the combined/consolidated filings in prior years. For the remaining combined/consolidated states, the Company records the separate company expense in the current year. The Company files separate company tax returns in the remaining 23 states.

2. Significant Accounting Policies - continued

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. During 2011, the Company was not profitable and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2011, the Company maintained a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $9,502,521 (2010: $7,768,100). The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

g. Significant uncertain tax positions are considered under a two step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2011. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. An administrative appeal for tax years 2000 through 2008 is currently pending. The Company has filed a Notice of Appeal to the Seventh Circuit for the adverse U.S. Tax Court decision for 1996, 1997, 1998, and 1999. The tax deficiency and related interest for 1996, 1997, 1998, and 1999 have been paid as required by the filing of the appeal. The eventual resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination in conjunction with the results of federal examinations, litigation, and appeals for those years.

Changes in prior year tax liability may result in reallocation of prior year tax.

h. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i. For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

j. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2011 was $1,171,125. The net post-career benefit cost for the year ended December 31, 2010 was

2. Significant Accounting Policies - continued

$1,528,289. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2011, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $8,999,623. The Company's share At December 31, 2010 was $8,040,629. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $23,455,816 which was $21,935,864 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.97 to 1, which is in excess of the minimum requirement.

4. Income Taxes

Components of the income tax benefit are as follows:

	2011	2010
Current income tax benefit		
Federal	$ 5,738,908	$ 6,246,719
State	(33,000)	(30,513)
	5,705,908	6,216,206
Deferred income tax benefit		
Federal	4,652,352	3,769,153
State	-	-
	4,652,352	3,769,153
Net income tax benefit	$ 10,358,260	$ 9,985,359

4. Income Taxes - continued

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2011	2010
Deferred tax assets		
Agency deferred compensation	$ 789,416	$ 724,610
State income tax net operating losses carried forward, net of federal benefit	9,384,340	7,664,620
Federal net operating losses carried forward	7,389,074	2,693,008
AMT Credits	6,665,406	7,368,729
Post retirement beneft	3,226,770	2,891,518
Accrued self-insurance expense	137,264	95,935
Supplemental retirement benefit	410,902	310,475
Accrued vacation expense	775,249	712,699
Accrued legal expenses	17,890	333
1996-1999 Federal income tax audit expense	63,625	-
Other assets	-	11,236
Gross deferred tax assets	28,859,936	22,473,163
Valuation allowance	(9,502,521)	(7,768,100)
Net deferred tax assets	$ 19,357,415	$ 14,705,063

Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$ 7,768,100	$ 7,295,224
Increase in valuation allowance for operating losses carried forward for state income taxes	1,734,421	472,876
Balance at December 31, net of federal benefit	$ 9,502,521	$ 7,768,100

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2011		2010	
	Amount	**%**	**Amount**	**%**
Federal income tax benefit at statutory rate	$ 10,325,197	35.00%	$ 10,267,366	35.00%
Increase (decrease) resulting from:				
Change in prior year tax returns	468	0.00%	(233,343)	(0.80%)
State income tax, net of federal benefit	(21,450)	(0.07%)	(19,833)	(0.07%)
Non-taxable Medicare subsidy	-	0.00%	32,059	0.11%
Interest from 1996-1999 IRS audit	102,261	0.35%	-	0.00%
Other	(48,216)	(0.16%)	(60,890)	(0.21%)
Net income tax benefit	$ 10,358,260	35.12%	$ 9,985,359	34.03%

5. Transactions with Affiliates and Associated Partnership

At December 31, 2011 and 2010, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuity and variable life products and retail mutual fund products. The cost of Financial Service Advisors ("FSA"), Field Compliance Coordinators ("FCC") and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds.

Many expenses appearing within the accompanying Statements of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statements of Operations. The payable to Parent (SFMAIC) included in the accompanying Statements of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly. However, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year, and the Company's share of the unfunded post-career benefit obligation remains outstanding and is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

6. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. However, the company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure and determined there were no subsequent events that required disclosure.

8. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

	2011
Total stockholder's equity	$ 48,165,464
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	844,429
Receivables from other affiliates and associated partnership	-
Receivable from funds for 12b-1 fees	859,876
Deferred tax asset	19,357,415
Prepaid commission expense	2,756,028
Total deductions and/or charges	23,817,748
Net capital before haircuts on securities positions	24,347,716
Haircuts on securities	
Other securities	891,900
Net capital	$ 23,455,816
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 22,799,275
Total aggregate indebtedness	$ 22,799,275
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 1,519,952
Excess net capital	$ 21,935,864
Ratio: Aggregate indebtedness to net capital	0.97 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2011.

State Farm VP Management Corp.
Statement for Determination of Reserve
Possession or Control Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
December 31, 2011

The Company claims exemption from the provisions of Rule 15c3-3 of the
Securities Exchange Act of 1934
under Section (k) 1 of that rule.

Illustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of State Farm VP Management Corp.:

In planning and performing our audit of the financial statements of State Farm VP Management Corp (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

The Company has appropriately indicated exemption from Rule 15c3-3. Nothing came to our attention that would lead us to believe that the condition leading to such exemption (Rule 15c3-3 k(1)) was not present through the period of the audit.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

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